UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



          Information Statement Filed Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                          First American Railways, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   317931 10 3
                                 --------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 2 of 11 Pages |
--------------------------                                ----------------------

--------------------------------------------------------------------------------
|  1  | NAME OF REPORTING PERSON                                               |
|     | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|     |                                                                        |
|     |          International Capital Growth, Ltd. (I.R.S.#06-1448657)        |
|------------------------------------------------------------------------------|
|  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [_]    |
|     |                                                                        |
|     |                                                            (b)  [_]    |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  3  | SEC USE ONLY                                                           |
|     |                                                                        |
|     |                                                                        |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  4  | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|     |                                                                        |
|     |          Delaware                                                      |
|     |                                                                        |
|------------------------------------------------------------------------------|
|                          |  5   |    SOLE VOTING POWER                       |
|                          |      |                                            |
|                          |      |             755,275                        |
|         NUMBER OF        |------|--------------------------------------------|
|          SHARES          |  6   |    SHARED VOTING POWER                     |
|       BENEFICIALLY       |      |                                            |
|         OWNED BY         |      |                                            |
|           EACH           |------|--------------------------------------------|
|         REPORTING        |  7   |    SOLE DISPOSITIVE POWER                  |
|          PERSON          |      |                                            |
|           WITH           |      |             755,275                        |
|                          |------|--------------------------------------------|
|                          |  8   |    SHARED DISPOSITIVE POWER                |
|                          |      |                                            |
|                          |      |                                            |
|------------------------------------------------------------------------------|
|  9   | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|      |                                                                       |
|      |                  755,275                                              |
|------|-----------------------------------------------------------------------|
|  10  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|      |                                                                       |
|      |                                [_]                                    |
|------|-----------------------------------------------------------------------|
|  11  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       |
|      |                                                                       |
|      |                   6.8%                                                |
|------------------------------------------------------------------------------|
|  12  | TYPE OF REPORTING PERSON                                              |
|      |                                                                       |
|      |                   BD                                                  |
--------------------------------------------------------------------------------

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 3 of 11 Pages |
--------------------------                                ----------------------

--------------------------------------------------------------------------------
|  1  | NAME OF REPORTING PERSON                                               |
|     | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|     |                                                                        |
|     |          Capital Growth Holdings, Ltd. (I.R.S.#06-1489574)             |
|------------------------------------------------------------------------------|
|  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [_]    |
|     |                                                                        |
|     |                                                            (b)  [_]    |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  3  | SEC USE ONLY                                                           |
|     |                                                                        |
|     |                                                                        |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  4  | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|     |                                                                        |
|     |          Delaware                                                      |
|     |                                                                        |
|------------------------------------------------------------------------------|
|                          |  5   |    SOLE VOTING POWER                       |
|                          |      |                                            |
|                          |      |             755,275                        |
|         NUMBER OF        |------|--------------------------------------------|
|          SHARES          |  6   |    SHARED VOTING POWER                     |
|       BENEFICIALLY       |      |                                            |
|         OWNED BY         |      |                                            |
|           EACH           |------|--------------------------------------------|
|         REPORTING        |  7   |    SOLE DISPOSITIVE POWER                  |
|          PERSON          |      |                                            |
|           WITH           |      |             755,275                        |
|                          |------|--------------------------------------------|
|                          |  8   |    SHARED DISPOSITIVE POWER                |
|                          |      |                                            |
|                          |      |                                            |
|------------------------------------------------------------------------------|
|  9   | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|      |                                                                       |
|      |                  755,275                                              |
|------|-----------------------------------------------------------------------|
|  10  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|      |                                                                       |
|      |                                [ ]                                    |
|------|-----------------------------------------------------------------------|
|  11  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       |
|      |                                                                       |
|      |                   6.8%                                                |
|------------------------------------------------------------------------------|
|  12  | TYPE OF REPORTING PERSON                                              |
|      |                                                                       |
|      |                   CO                                                  |
--------------------------------------------------------------------------------

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 4 of 11 Pages |
--------------------------                                ----------------------

--------------------------------------------------------------------------------
|  1  | NAME OF REPORTING PERSON                                               |
|     | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      |
|     |                                                                        |
|     |          Ronald B. Koenig (S.S.####-##-####)                           |
|------------------------------------------------------------------------------|
|  2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [_]    |
|     |                                                                        |
|     |                                                            (b)  [_]    |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  3  | SEC USE ONLY                                                           |
|     |                                                                        |
|     |                                                                        |
|     |                                                                        |
|------------------------------------------------------------------------------|
|  4  | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|     |                                                                        |
|     |          United States                                                 |
|     |                                                                        |
|------------------------------------------------------------------------------|
|                          |  5   |    SOLE VOTING POWER                       |
|                          |      |                                            |
|                          |      |             68,858                         |
|         NUMBER OF        |------|--------------------------------------------|
|          SHARES          |  6   |    SHARED VOTING POWER                     |
|       BENEFICIALLY       |      |                                            |
|         OWNED BY         |      |            755,275                         |
|           EACH           |------|--------------------------------------------|
|         REPORTING        |  7   |    SOLE DISPOSITIVE POWER                  |
|          PERSON          |      |                                            |
|           WITH           |      |             68,858                         |
|                          |------|--------------------------------------------|
|                          |  8   |    SHARED DISPOSITIVE POWER                |
|                          |      |                                            |
|                          |      |            755,275                         |
|------------------------------------------------------------------------------|
|  9   | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          |
|      |                                                                       |
|      |                   68,858                                              |
|------|-----------------------------------------------------------------------|
|  10  | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |
|      |                                                                       |
|      |                                [X]                                    |
|------|-----------------------------------------------------------------------|
|  11  | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       |
|      |                                                                       |
|      |                   .61%                                                |
|------------------------------------------------------------------------------|
|  12  | TYPE OF REPORTING PERSON                                              |
|      |                                                                       |
|      |                   IN                                                  |
--------------------------------------------------------------------------------

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 5 of 11 Pages |
--------------------------                                ----------------------


ITEM 1.

      (a)   Name of Issuer:

            First American Railways, Inc.


      (b)   Address of Issuer's Principal Executive Offices:

            3700 North 29th Avenue, Suite 202
            Hollywood, FL  33020


ITEM 2.

      (a)   Name of Persons Filing:

            International Capital Growth, Ltd., Capital Growth Holdings, Ltd., and Mr. Ronald Koenig


      (b)   Address of Principal Business Office:

            The principal business address for each of International Capital Growth, Ltd., Capital Growth Holdings, Ltd., and Mr. Ronald Koenig is: 660 Steamboat Road, 2nd Floor, Greenwich, CT 06830-7150


      (c)   Citizenship:

            International Capital Growth, Ltd. and Capital Growth Holdings, Ltd. are both incorporated in the state of Delaware. Mr. Koenig is a United States citizen.


      (d)   Title of Class of Securities:

            Common Stock, $.001 par value per share (the "Common Stock").


      (e)   CUSIP Number:

            317931 10 3

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 6 of 11 Pages |
--------------------------                                ----------------------


ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a)   [X]   Broker or Dealer registered under Section 15 of the Securities
                  Exchange Act of 1934, as amended (the "Act"). See Item 4.

      (b)   [_]   Bank as defined in section 3(a)(6) of the Act.

      (c)   [_]   Insurance Company as defined in section 3(a)(19) of the Act

      (d)   [_]   Investment Company registered under section 8 of the
                  Investment Company Act.

      (e)   [_]   Investment Advisor registered under section 203 of the
                  Investment Advisers Act of 1940.

      (f)   [_]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).

      (g)   [_]   Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G).

      (h)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.     Ownership.

      (a)   Amount Beneficially Owned:

            As of December 31, 1997, International Capital Growth, Ltd. owned 755,275 shares of Common Stock and Capital Growth Holdings, Ltd. owned no shares of Common Stock. International Capital Growth, Ltd. is a wholly-owned subsidiary of Capital Growth Holdings, Ltd. Therefore, as of December 31, 1997, each of International Capital Growth, Ltd. and Capital Growth Holdings, Ltd. beneficially owned 755,275 shares of Common Stock.

            As of December 31, 1997, Mr. Ronald Koenig owned 32,309 shares of Common Stock, 10% debentures currently convertible at $3.50 per share into 15,041 shares of Common Stock, and currently exercisable warrants to purchase 21,058 shares of Common Stock. Mr. Ronald Koenig owns approximately 15.49% of the outstanding voting securities of Capital Growth Holdings, Ltd., the parent corporation of International Capital Growth, Ltd., and is a director and officer of each of International Capital Growth, Ltd. and Capital Growth Holdings, Ltd. In addition, Mr. Ronald Koenig shared power to vote or direct the vote of 755,275 shares of Common Stock with another individual who was an officer and director of International Capital Growth, Ltd. and an officer, director and shareholder of Capital Growth Holdings, Ltd. Based upon the foregoing, as of December 31, 1997, Mr. Ronald Koenig may be deemed to be the beneficial owner of the 755,275 shares of Common Stock held by International Capital Growth, Ltd. The filing of this statement shall not be construed as an admission that Mr. Koenig is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock held by International Capital Growth, Ltd.

      (b)   Percent of Class:

            As of December 31, 1997, each of Capital Growth Holdings, Ltd. and International Capital Growth, Ltd. was the beneficial owner of an aggregate of 755,275 shares of Common Stock, which constituted approximately 6.8% of the shares of Common Stock outstanding as of September 30, 1997 (as reported in the Issuer's Form 10-QSB for the quarterly period ended September 30, 1997). As of December 31, 1997, Mr. Ronald Koenig may be deemed the beneficial owner of an aggregate of 824,133 shares of Common Stock, which constituted approximately 7.3% of the shares of Common Stock outstanding as of September 30, 1997.

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 7 of 11 Pages |
--------------------------                                ----------------------


      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote:

                  Each of International Capital Growth, Ltd. and Capital Growth Holdings, Ltd. had sole power to vote or direct the vote of 755,275 shares of Common Stock. Mr. Ronald Koenig had sole power to vote or direct the vote of 68,858 shares of Common Stock. See Item 4(a) above.

            (ii)  Shared power to vote or direct the vote:

                  Mr. Ronald Koenig shared power to vote or direct the vote of 755,275 shares of Common Stock with another individual who was an officer and director of International Capital Growth, Ltd. and an officer, director and shareholder of Capital Growth Holdings, Ltd. See Item 4(a) above.

            (iii) Sole power to dispose or to direct the disposition of:

                  Each of International Capital Growth, Ltd. and Capital Growth Holdings, Ltd. had sole power to dispose or direct the disposition of 755,275 shares of Common Stock. Mr. Ronald Koenig had sole power to dispose or direct the disposition of 68,858 shares of Common Stock. See Item 4(a) above.

            (iv)  Shared power to dispose or to direct the disposition of:

                  Mr. Ronald Koenig shared power to dispose or direct the disposition of 755,275 shares of Common Stock with another individual who was an officer and director of International Capital Growth, Ltd. and an officer, director and shareholder of Capital Growth Holdings, Ltd. See Item 4(a) above.


ITEM 5.     Ownership of Five Percent or Less of a Class.

      Not Applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

ITEMS 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not Applicable.

ITEM 8.     Identification and Classification of Members of the Group.

      Not Applicable.

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 8 of 11 Pages |
--------------------------                                ----------------------


ITEM 9.     Notice of Dissolution of Group.

      Not Applicable.

ITEM 10.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

--------------------------                                ----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G           | Page 9 of 11 Pages |
--------------------------                                ----------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 14, 1998
                                             ----------------------------------
                                                           (Date)


                                             INTERNATIONAL CAPITAL GROWTH, LTD.

                                                     /s/ Michael S. Jacobs
                                             ----------------------------------
                                                     Michael S. Jacobs
                                                     Senior Vice President



                                                     February 14, 1998
                                             ----------------------------------
                                                           (Date)


                                               CAPITAL GROWTH HOLDINGS, LTD.

                                                     /s/ Michael S. Jacobs
                                             ----------------------------------
                                                     Michael S. Jacobs
                                                     Senior Vice President



                                                     February 14, 1998
                                             ----------------------------------
                                                           (Date)


                                                     /s/ Ronald B. Koenig
                                             ----------------------------------


                                                      Ronald B. Koenig
                                             ----------------------------------
                                                        (Name/Title)

--------------------------                               -----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G          | Page 10 of 11 Pages |
--------------------------                               -----------------------


                                  EXHIBIT INDEX

                                                               Sequentially
                                                              Numbered Page
Exhibit No.                     Title:                   on Which Exhibit Begins

     1.      Joint Filing Agreement pursuant to Rule               11
             13d-1(f)(1) under the Securities Exchange
             Act of 1934, as amended, among
             International Capital Growth, Ltd.,
             Capital Growth Holdings, Ltd., and
             Ronald B. Koenig

--------------------------                               -----------------------
| CUSIP No.  317931 10 3 |         SCHEDULE 13G          | Page 11 of 11 Pages |
--------------------------                               -----------------------

                                    EXHIBIT 1

      Joint Filing Agreement pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

            Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated February 14, 1998 with respect to the issued and outstanding Common Stock of First American Railways, Inc. beneficially owned by each of the undersigned, respectively.

Dated: February 14, 1998

                                              International Capital Growth, Ltd.

                                                     /s/ Michael S. Jacobs
                                             ----------------------------------
                                                     Michael S. Jacobs
                                                     Senior Vice President

                                                 Capital Growth Holdings, Ltd.

                                                     /s/ Michael S. Jacobs
                                             ----------------------------------
                                                     Michael S. Jacobs
                                                     Senior Vice President



                                                     /s/ Ronald B. Koenig
                                              ----------------------------------
                                                     Ronald B. Koenig